                        Exhibit 99.1

Gogoro Releases First Quarter 2022 Financial Results with YoY Revenue Growth of 61% and Total Subscribers Surpassing 467,00

TAIPEI – MAY 12, 2022 – Gogoro Inc. (Nasdaq: GGR), a global technology leader in battery swapping ecosystems that enable sustainable mobility solutions for cities, today released its financial results for its first quarter ended March 31, 2022.

First Quarter Highlights

▪Record first quarter revenue of $94.5 million, up 61.0% year-over-year

•Sales of hardware and other revenues of $65.1 million, up 87.1% year-over-year

•Gogoro Network revenue of $29.4 million, up 23.0% year-over-year

•Strong growth in number of new subscribers, bringing total subscribers to more than 467,000

“Our first quarter reflects the strength of our core business model across Gogoro’s vehicle and component hardware sales and Gogoro Network battery swapping subscriptions and the industry-leading scale of our ecosystem,” said Horace Luke, founder, chairman, and chief executive officer of Gogoro. “We continue to grow our subscriber base with over 467,000 subscribers in Taiwan as of March 31, 2022, up 25.2% from March 31, 2021. The successful completion of our merger on April 4, 2022 and Nasdaq listing added $344.8 million of capital to our balance sheet, which will enable us to accelerate our business and continue our aggressive growth in Taiwan and other new markets.”

First Quarter 2022 Financial Overview

Revenue

For the first quarter, revenue was $94.5 million, up 61.0% from $58.7 million in the same quarter last year. Sales of hardware and other revenues for the first quarter was $65.1 million, up 87.1% from $34.8 million in the same quarter last year primarily as a result of increased market share in Gogoro branded scooter sales in Taiwan. Government-reported registrations of Gogoro vehicles increased by 57.7% compared to the first quarter of 2021. Gogoro Network revenue for the first quarter was $29.4 million, up 23.0% from $23.9 million in the same quarter last year. The growth reflects a continuation of growth in the electric transportation market in Taiwan and an increase in our subscriber base in Taiwan.

Gross Margin

For the first quarter, gross margin was 13.7%, up from 12.7% in the same quarter last year. For the first quarter, non-IFRS gross margin was 14.2%, up from 12.7% in the same quarter last year. Gross margin and non-IFRS gross margin were driven by favorable changes in our product mix and a decrease in production cost per electric scooter as we scale our production. Non-IFRS gross margin is a non-IFRS measure, see page 4 for a description of the non-IFRS measures and page 9 for a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures.

                        Exhibit 99.1

Net Loss

First quarter 2022 net loss was $21.7 million, an increased loss of $2.5 million from $19.2 million in the same quarter last year. The additional net loss was primarily driven by employee share-based compensation and expenses associated with our merger with Poema Global.

Adjusted EBITDA

Adjusted EBITDA was $13.5 million, up 124.1% from $6.0 million in the same quarter last year. The increase was primarily due to an increase in our market share in sales of hardware accompanied by an increase of Gogoro Network subscribers, excluding non-cash share-based compensation, and one-time nonrecurring costs associated with the merger with Poema Global. Adjusted EBITDA is a non-IFRS measure, see page 4 for a description of the non-IFRS measures and page 9 for a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures.

Liquidity

Gogoro raised $344.8 million in gross proceeds from completion of the merger with Poema Global on April 4, 2022.

2022 Guidance

Gogoro is introducing guidance based on current market conditions and expectations. For the full year 2022, we expect:

▪Revenue of $460.0 million to $500.0 million which represents an anticipated increase of 25.7% to 36.6% compared to 2021. Second quarter revenue is expected to contribute around 20% of the full year revenue given the uncertainty from the latest growing COVID-19 wave in both Taiwan and China, and the foreign exchange downside risk from local versus U.S. dollar currency.
▪We estimate that we will generate 90% to 95% of 2022 full year revenue from the Taiwan market.

Conference Call Information
Gogoro's management team will hold an earnings Webcast on May 12, 2022, at 8:00 a.m. Eastern Time to discuss the Company's first quarter 2022 financial and business results and outlook.
Investors may access the webcast, supplemental financial information and investor presentation at Gogoro’s investor relations website under the “Events” section (https://investor.gogoro.com/events/event-details/q1-2022-gogoro-inc-earnings-conference-call). A replay, an investor presentation and the earnings call script will be available 24 hours after the conclusion of the webcast and archived for one year.

About Gogoro

Founded in 2011 to rethink urban energy and inspire the world to move through cities in smarter and more sustainable ways, Gogoro leverages the power of innovation to change the way urban energy is distributed and consumed. Gogoro’s battery swapping and vehicle platforms offer a smart, proven and

                        Exhibit 99.1
sustainable long-term ecosystem for delivering a new approach to urban mobility. Gogoro has quickly become an innovation leader in vehicle design and electric propulsion, smart battery design, battery swapping, and advanced cloud services that utilize artificial intelligence to manage battery availability and safety. The challenge is massive, but the opportunity to disrupt the status quo, establish new standards, and achieve new levels of sustainable transportation growth in densely populated cities is even greater. For more information, visit www.gogoro.com/events and follow Gogoro on Twitter: @wearegogoro.

Forward Looking Statements

This communication contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements generally relate to future events or Gogoro's future financial or operating performance. In some cases, you can identify forward looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates,” “going to,” "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions that concern Gogoro's expectations, strategy, priorities, plans or intentions. Forward-looking statements in this communication include, but are not limited to, statements in the section entitled, "2022 Guidance," such as estimates regarding revenue, Gogoro’s beliefs regarding Gogoro’s future operating performance including its ability to grow its subscriber base, projections of market opportunity and market share, the capability of Gogoro’s technology, Gogoro’s business plans including its plans to grow and expand in Taiwan and internationally, the expected use of proceeds from the merger, and statements by Gogoro's founder, chairman, and chief executive officer.

Gogoro’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including risks related to the impact of the COVID-19 pandemic, Gogoro’s ability to effectively manage its growth, Gogoro’s ability to launch and ramp up the production of its products and control its manufacturing costs and manage its supply chain issues, Gogoro’s risks related to ability to expand its sales and marketing abilities, Gogoro’s ability to expand effectively into new markets, foreign exchange fluctuations, Gogoro’s ability to develop and maintain relationships with its partners, risks related to operating in the PRC, regulatory risks and Gogoro’s risks related to strategic collaborations, alliances or joint ventures including Gogoro’s ability to enter into and execute its plans related to strategic collaborations, alliances or joint ventures in order for such strategic collaborations, alliances or joint ventures to be successful and generate revenue, the risks related to the need for Gogoro to invest more capital in strategic collaborations, alliances or joint ventures, and the risk of Gogoro having to update the accounting treatment for its joint ventures. The forward looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in Gogoro's filings with the Securities and Exchange Commission (“SEC”), including in Gogoro’s Form 20-F for the year ended December 31, 2021, which was filed on May 2, 2022 and in its subsequent filings with the SEC, copies of which are available on our website and on the SEC's website at www.sec.gov. The forward looking statements in this communication are based on information available to Gogoro as of the date hereof, and Gogoro disclaims any obligation to update any forward looking statements, except as required by law.

                        Exhibit 99.1
Use of Non-IFRS Financial Measures

This press release and accompanying tables contain certain non-International Financial Reporting Standards as issued by the International Accounting Standards Board (collectively, “IFRS”) financial measures including non-IFRS gross profit, non-IFRS gross margin, EBITDA and Adjusted EBITDA.

Non-IFRS Gross Profit and Gross Margin. Gogoro defines non-IFRS gross profit and gross margin as gross profit and gross margin excluding share-based compensation expense.

EBITDA. Gogoro defines EBITDA, as net loss excluding interest expense, net, provision for income tax, depreciation and amortization. These amounts do not reflect the impact of any related tax effects.

Adjusted EBITDA. Gogoro defines Adjusted EBITDA, as EBITDA excluding share-based compensation expense, the loss on financial liabilities at fair value as a result of reclassification and revaluation of redeemable preferred shares, and onetime non-recurring costs associated with the merger. These amounts do not reflect the impact of any related tax effects.

Acquisition-related Expenses. Gogoro incurs acquisition-related and other expenses which consist of costs incurred after the issuance of a definitive term sheet for a particular transaction and include legal, banker, accounting, printer costs, valuation and other advisory fees. Management excludes these items for the purposes of calculating non-IFRS adjusted EBITDA. Gogoro generally would not have otherwise incurred such expenses in the periods presented as part of its continuing operations. The acquisition-related expenses are not recurring with respect to past transactions, can be inconsistent in amount and frequency from period to period and are significantly impacted by the timing and magnitude of Gogoro’s acquisitions. While these expenses are not recurring with respect to past transactions, Gogoro generally will incur these expenses in connection with any future acquisitions.

These non-IFRS financial measures exclude share-based compensation expense, interest expense, income tax, depreciation and amortization, loss on financial liabilities associated with revaluation of preferred stock and onetime non-recurring costs associated with the merger. The company uses these non-IFRS financial measures internally in analyzing its financial results and believes that these non-IFRS financial measures are useful to investors as an additional tool to evaluate ongoing operating results and trends. In addition, these measures are the primary indicators management uses as a basis for its planning and forecasting for future periods.

Non-IFRS financial measures are not meant to be considered in isolation or as a substitute for the comparable IFRS financial measures. Non-IFRS financial measures are subject to limitations, and should be read only in conjunction with the company's consolidated financial statements prepared in accordance with IFRS. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. A description of these non-IFRS financial measures has been provided above and a reconciliation of the company’s non-IFRS financial measures to their most directly comparable IFRS measures have been provided in the financial statement tables included in this press release, and investors are encouraged to review these reconciliations.

                        Exhibit 99.1

Gogoro Media Contact:	Gogoro Investor Contact:
Jason Gordon, Gogoro	Michael Bowen, ICR, LLC.
+1206-778-7245	gogoroIR@icrinc.com
jason.gordon@gogoro.com	ir@gogoro.com

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Balance Sheet
(unaudited)
(in thousands of U.S. dollars)

	March 31,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$365,323	$217,429
Trade receivables	21,345	16,625
Inventories	92,890	73,137
Prepayments	32,769	10,157
Other current assets	13,317	40,682
Total current assets	525,644	358,030

Property, plant and equipment	442,560	454,741
Right-of-use assets	24,374	26,277
Other non-current assets	5,708	5,352
Total assets	$998,286	$844,400

LIABILITIES AND EQUITY
Current liabilities:
Loan and borrowing obligations, current	$253,777	$238,434
Financial liabilities at fair value	—	107,862
Notes payable and trade payable	69,263	53,258
Current liabilities	18,599	18,753
Lease liabilities, current	10,998	11,153
Provisions for product warranty, current	3,638	6,480
Other payables and current liability	305,184	44,603
Total current liabilities	661,459	480,543

Long-term borrowing obligations, non-current	189,450	195,883
Provisions for product warranty, non-current	14,430	9,150
Lease liabilities - non-current	13,828	15,589
Other non-current liabilities	18,913	19,522
Total liabilities	898,080	720,687

Total equity	100,206	123,713
Total liabilities and equity	$998,286	$844,400

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Comprehensive Income
(unaudited)
(in thousands of U.S. dollars, except net loss per share)

	Three months Ended March 31,
	2022	2021
Operating revenues	$94,455	$58,671
Cost of revenues	81,557	51,224
Gross profit	12,898	7,447
Operating expenses:
Selling and marketing expenses	13,015	11,903
General and administrative expenses	10,383	6,836
Research and development expenses	9,344	6,873
Total operating expenses	32,742	25,612
Loss from operations	(19,844)	(18,165)
Non-operating income and expenses:
Interest expense, net	(2,850)	(2,657)
Other income, net	1,264	1,570
Loss on financial liabilities at fair value	(287)	—
Total non-operating income and expenses	(1,873)	(1,087)
Loss before provision for income taxes	(21,717)	(19,252)
Provision for income taxes	—	—
Net loss	(21,717)	(19,252)
Other comprehensive income:
Exchange differences on translating foreign operations	(6,126)	(2,063)
Total comprehensive loss	$(27,843)	$(21,315)

Basic and diluted net loss per common share	$(0.11)	$(0.10)
Shares used in computing basic and diluted net loss per common share	193,334	193,334

Operating revenues:	Three months Ended March 31,
	2022	2021
Sales of hardware and other revenues	$65,074	$34,780
Gogoro Network revenue	29,381	23,891
Operating revenues	$94,455	$58,671

                        Exhibit 99.1
GOGORO INC.
Condensed Consolidated Statements of Cash Flows
(unaudited)
(in thousands of U.S. dollars)

Three months Ended March 31,
2022
Cash flows from operating activities
Loss before provision for income taxes	$(21,717)
Adjustments for:
Depreciation and amortization	25,421
Expected credit loss	212
Loss on financial liabilities at fair value	287
Interest expense, net	2,850
Share-based payment expense	4,362
Loss on disposal of property and equipment	138
Write-down and reversal inventories	703
Changes in operating assets and liabilities:
Increase in trade receivables	(4,932)
Increase in inventories	(20,456)
Increase in prepayments and other current assets	(23,765)
Increase in notes payable and trade payables	16,005
Decrease in contract liabilities	(154)
Decrease in other payables and liabilities	(12,359)
Increase in provisions for product warranty	2,438
Cash used in operations	(30,967)
Interest expense paid, net	(2,928)
Net cash used in operating activities	(33,895)
Cash flows from investing activities
Property, plant and equipment, net	(20,352)
Increase in refundable deposits	(95)
Payments of intangible assets	(258)
Decrease in time deposits and others	27,752
Net cash provided by investing activities	7,047
Cash flows from financing activities
Proceeds from capital collected in advance	274,220
Proceeds from borrowings	32,497
Repayments of borrowings	(12,419)
Repayments of loss on financial liabilities at fair value	(108,149)
Refund of guarantee deposits received	34
Repayment of the principal portion of lease liabilities	(3,419)
Net cash provided by financing activities	182,764
Exchange differences on translating foreign operations	(8,022)
Net increase in cash and cash equivalents	147,894
Cash and cash equivalents at the beginning of the period	217,429
Cash and cash equivalents at the end of the period	$365,323

                        Exhibit 99.1
GOGORO INC.
Reconciliation of IFRS Financial Metrics to Non-IFRS
(unaudited)
(in thousands of U.S. dollars)

Reconciliation of Gross Profit and Gross Margin to Non-IFRS Gross Profit and Gross Margin
	Three months Ended March 31,
	2022		2021
IFRS gross profit and gross margin	$12,898	13.7%	$7,447	12.7%
Share-based compensation	529		—
Non-IFRS gross profit and gross margin	$13,427	14.2%	$7,447	12.7%

Reconciliation of Net Loss to EBITDA and Adjusted EBITDA
	Three months Ended March 31,
	2022		2021
Net loss	$(21,717)		$(19,252)
Interest expense, net	2,850		2,657
Provision for income taxes	—		—
Depreciation and amortization	25,421		22,627
EBITDA	6,554		6,032
Share-based compensation	4,362		—
Loss on financial liabilities at fair value	287		—
Acquisition-related expenses	2,315		—
Adjusted EBITDA	$13,518		$6,032

Share-based compensation by function
	Three months Ended March 31,
	2022		2021
Cost of revenue	$529		$—
Selling and marketing	768		—
General and administrative	1,471		—
Research and development	1,594		—
Total	$4,362		$—